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                                         Commission File No. 2-61271 and 2-72713


                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


           Report on Disclosure of Information of ITO-YOKADO CO., LTD.


                              ITO-YOKADO CO., LTD.
                 (Translation of registrant's name into English)


            1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  x     Form 40-F
                                 ----             ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                       Yes              No  x
                            ----           ----

     [ If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2 (b): 82-       ]
                                                   ------

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
[Translation]

                                                                   March 1, 2002

To:  Each of the Parties Concerned

                              Name of the Company:     Ito-Yokado Co., Ltd.
                              Address of Head Office:  1-4, Shiba Koen 4-chome,
                                                       Minato-ku, Tokyo

                              Name of Representative
                              of the Company:          Toshifumi Suzuki
                                                       President and
                                                       Representative Director
       (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)

                              Name of the Company:     Seven-Eleven Japan Co.,
                                                       Ltd.
                              Address of Head Office:  1-4, Shiba Koen 4-chome,
                                                       Minato-ku, Tokyo

                              Name of Representative
                              of the Company:          Ken Kudo
                                                       President and
                                                       Representative Director
       (Securities Code No. 8183, the First Section of the Tokyo Stock Exchange)


                   CHANGE IN SHAREHOLDINGS OF IYBANK CO., LTD.

     At the extraordinary meeting of shareholders held on March 1, 2002, IYBank Co., Ltd. (Takashi Anzai, President and Representative Director, 6-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo) resolved that it will issue new shares through third party allotments. The paid-in capital of IYBank Co., Ltd. will increase from 30,805 million yen to 61,000 million yen due to this capital increase. Accordingly, shareholdings of IYBank Co., Ltd. by each company will change as follows:

                                      NUMBER OF SHARES HELD         NUMBER OF SHARES HELD
                                      BEFORE CAPITAL INCREASE       AFTER CAPITAL INCREASE
                                      (PERCENTAGE OF                (PERCENTAGE OF
NAME OF COMPANY                       SHAREHOLDINGS)                SHAREHOLDINGS)
---------------                       -----------------------       ----------------------
Ito-Yokado Co., Ltd.                        204,581 shares                  364,201 shares
                                              (33.2%)                         (29.9%)
Seven-Eleven Japan Co., Ltd.                196,529 shares                  302,809 shares
                                              (31.9%)                         (24.8%)
Other Shareholders                          214,990 shares                  552,990 shares
                                              (34.9%)                         (45.3%)
                                            -------                       ---------
     Total                                  616,100 shares                1,220,000 shares
                                             (100.0%)                        (100.0%)
                                            =======                       =========

     After the capital increase to be made this time, IYBank Co., Ltd. will remain the consolidated subsidiary of Ito-Yokado Co., Ltd. and the company to which the equity method of the consolidated accounting of Seven-Eleven Japan Co., Ltd. is applied.

                                   ATTACHMENT

                                                                   March 1, 2002


                     NOTICE REGARDING THIRD PARTY ALLOTMENT

     You are hereby notified that at the extraordinary meeting of shareholders held on March 1, 2002, IYBank Co., Ltd. (Takashi Anzai, President and Representative Director, Chiyoda-ku, Tokyo) (the "Company") resolved as described below that it will issue new shares through third party allotments. The paid-in capital of the Company will increase from 30,805 million yen to 61,000 million yen due to this capital increase.


                                   Particular

1.   Outline of Issuance of New Shares

     (1)  Number of shares to be newly issued:    603,900 shares of common stock

     (2)  Issue price per new share:              50,000 yen

     (3)  Aggregate amount of the issue price:    30,195 million yen

     (4)  Amount of a portion of the issue price
          of the shares to be newly issued
          which is transferred to the capital:    30,195 million yen (All the aggregate
                                                  amount of the issue price shall be transferred
                                                  to the capital.)

     (5)  Offering date:                          March 20, 2002

     (6)  Closing date:                           March 26, 2002

     (7)  Date of the capital increase:           March 27, 2002

     (8) 32 Companies to which new shares will be allotted and the number of shares to be allotted:

               Ito-Yokado Co., Ltd.                                      159,620 shares
               Seven-Eleven Japan Co., Ltd.                              106,280 shares
               UFJ Bank, Limited (formerly The
               Sanwa Bank, Limited)                                       30,000 shares
               The Asahi Bank, Ltd.                                       14,000 shares
               The Chiba Bank, Ltd.                                        4,000 shares
               Hitachi, Ltd.                                               5,000 shares
               NEC Corporation                                             5,000 shares
               Nomura Research Institute, Ltd.                             5,000 shares
               The Dai-ichi Mutual Life Insurance Co.                     30,000 shares
               Nippon Life Insurance Co.                                  20,000 shares
               Sumitomo Life Insurance Co.                                10,000 shares
               Meiji Life Insurance Co.                                   10,000 shares
               The Yasuda Mutual Life Insurance Co.                       10,000 shares
               The Taiyo Mutual Life Insurance Co.                        10,000 shares
               Mitsui Sumitomo Insurance Co., Ltd.                        20,000 shares

               The Yasuda Fire & Marine Insurance Co., Ltd.               10,000 shares
               NIPPONKOA Insurance Co., Ltd.                              10,000 shares
               The Tokio Marine & Fire Insurance Co., Ltd.                10,000 shares
               Aioi Insurance Co., Ltd.                                   10,000 shares
               Nomura Holdings, Inc.                                      20,000 shares
               Nikko Cordial Corporation                                  20,000 shares
               Mitsui & Co., Ltd.                                         15,000 shares
               ITOCHU Corporation                                         15,000 shares
               Matsushita Electric Industrial Co., Ltd.                   15,000 shares
               Kirin Brewery Company, Limited                              5,000 shares
               Asahi Brewery, Ltd.                                         5,000 shares
               Suntory, Limited                                            5,000 shares
               Ajinomoto Co, Inc.                                          5,000 shares
               Nissin Food Products Co., Ltd.                              5,000 shares
               Fuji Photo Film Co., Ltd.                                   5,000 shares
               Kao Corporation                                             5,000 shares
               TOPPAN PRINTING Co., Ltd.                                   5,000 shares

2.   Development of Shares Issued Upon the Capital Increase
     (1)  Current number of shares issued:                       616,100 shares

     (2)  Number of shares to be increased
          upon the capital increase:                             603,900 shares

     (3)  Total number of shares issued after
          the capital increase:                                  1,220,000 shares

3.   Development of Paid-in Capital Before and After the Capital Increase
     (1)  Paid-in capital before the capital increase:           30,805 million yen

     (2)  Paid-in capital after the capital increase:            61,000 million yen

4.   Reason for the Capital Increase and Use of Proceeds
     (1)  Reason of the capital increase:                        To enrich equity capital of the Company

     (2)  Use of proceeds:                                       Business funds




Any inquiry should be made to:
 Corporate Planning Dept. (Public Relations),
 IYBank Co., Ltd.                                          Tel No.: 03-3211-3041

[REFERENCE]

Percentage of Shareholdings Before and After the Capital Increase

(1) Percentage of shareholdings after the capital increase: (any figure less than 0.05 has been disregarded and any figure not less than 0.05 has been rounded upward to one decimal place.)

               Ito-Yokado Co., Ltd.                                    29.9%
               Seven-Eleven Japan Co., Ltd.                            24.8%
               UFJ Bank, Limited (formerly The Sanwa Bank,
               Limited)                                                 4.9%
               The Asahi Bank, Ltd.                                     3.6%
               Sumitomo Mitsui Banking Corporation                      2.5%
               The Bank of Tokyo-Mitsubishi, Ltd.                       2.5%
               The Bank of Yokohama, Ltd.                               1.2%
               The Shizuoka Bank, Ltd.                                  1.2%
               The Chiba Bank, Ltd.                                     0.8%
               Hitachi, Ltd.                                            1.6%
               NEC Corporation                                          1.6%
               Nomura Research Institute, Ltd.                          1.6%
               Sogo Keibi Hosho Co., Ltd.                               0.8%
               ATM Japan, Ltd.                                          0.1%
               The Dai-ichi Mutual Life Insurance Co.                   2.5%
               Nippon Life Insurance Co.                                1.6%
               Sumitomo Life Insurance Co.                              0.8%
               Meiji Life Insurance Co.                                 0.8%
               The Yasuda Mutual Life Insurance Co.                     0.8%
               The Taiyo Mutual Life Insurance Co.                      0.8%
               Mitsui Sumitomo Insurance Co., Ltd.                      1.6%
               The Yasuda Fire & Marine Insurance Co., Ltd.             0.8%
               NIPPONKOA Insurance Co., Ltd.                            0.8%
               The Tokio Marine & Fire Insurance Co., Ltd.              0.8%
               Aioi Insurance Co., Ltd.                                 0.8%
               Nomura Holdings, Inc.                                    1.6%
               Nikko Cordial Corporation                                1.6%
               Mitsui & Co., Ltd.                                       1.2%
               ITOCHU Corporation                                       1.2%
               Matsushita Electric Industrial Co., Ltd.                 1.2%
               Kirin Brewery Company, Limited                           0.4%
               Asahi Brewery, Ltd.                                      0.4%
               Suntory, Limited                                         0.4%
               Ajinomoto Co, Inc.                                       0.4%
               Nissin Food Products Co., Ltd.                           0.4%
               Fuji Photo Film Co., Ltd.                                0.4%
               Kao Corporation                                          0.4%
               TOPPAN PRINTING Co., Ltd.                                0.4%

(2) Percentage of shareholdings before the capital increase: (any figure less than 0.05 has been disregarded and any figure not less than 0.05 has been rounded upward to one decimal place.)

               Ito-Yokado Co., Ltd.                                    33.2%
               Seven-Eleven Japan Co., Ltd.                            31.9%
               The Sanwa Bank, Limited (presently The Sanwa Bank        4.9%
               Limited)
               The Asahi Bank, Ltd.                                     4.9%
               Sumitomo Mitsui Banking Corporation                      4.9%
               The Bank of Tokyo-Mitsubishi, Ltd.                       4.9%
               The Bank of Yokohama, Ltd.                               2.4%
               The Shizuoka Bank, Ltd.                                  2.4%
               The Chiba Bank, Ltd.                                     1.0%
               Hitachi, Ltd.                                            2.4%
               NEC Corporation                                          2.4%
               Nomura Research Institute, Ltd.                          2.4%
               Sogo Keibi Hosho Co., Ltd.                               1.6%
               ATM Japan, Ltd.                                          0.2%

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             ITO-YOKADO CO., LTD.
                                             (Registrant)


March 1, 2002



                                             By: /s/ Akira Miyauchi
                                                --------------------------------
                                             Name:  Akira Miyauchi
                                             Title: Managing Director